SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
 (Amendment No. 2)

ALLEGHENY TECHNOLOGIES INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
01741R102
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
☒            Rule 13d-1(c)
☐            Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

CUSIP No. 01741R102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WS Management, LLLP 59-2844344
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,576,048
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,576,048
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,576,048
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.12%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 01741R102	Page 3 of 5 Pages

Item 1(a).                          Name of Issuer:
ALLEGHENY TECHNOLOGIES INC.

Item 1(b).                          Address of Issuer's Principal Executive Offices:

1000 Six PPG Place
 Pittsburgh, PA  15222

Item 2(a).  Name of Person Filing:

WS Management, LLLP

Item 2(b).  Address of Principal Business Office or, if none, Residence:

4306 Pablo Oaks Court
Jacksonville, FL 32224

Item 2(c).  Citizenship:

Florida

Item 2(d).  Title of Class or Securities:

Common Stock

Item 2(e).  CUSIP Number:

01741R102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(G).
☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 01741R102	Page 4 of 5 Pages

Item 4.                                        Ownership.

(a)            Amount Beneficially Owned:

5,576,048 shares

(b)            Percent of Class:

5.12%

(c)            Number of shares as to which such person has:

(i)            sole power to vote or to direct the vote:

5,576,048
(ii)            shared power to vote or to direct the vote:

0

(iii)            sole power to dispose or to direct the disposition of:

5,576,048

(iv)            shared power to dispose or to direct the disposition of:

0

Item 5.                            Ownership of Five Percent or Less of a Class.

                                                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial
                                                owner of more than five percent of the class of securities, check the following:                                                                        ☐

Item 6.                             Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Inapplicable

Item 8.                            Identification and Classification of Members of the Group.

Inapplicable

Item 9.                           Notice of Dissolution of Group.

Inapplicable

Item 10.                        Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 01741R102	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 2017
 Date

WS MANAGEMENT, LLLP

By:            _s/ Gilchrist B. Berg_______
Gilchrist B. Berg
General Partner